The Board of Directors

Mercury General Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-62228) on Form S-3 of Mercury General Corporation and the registration statement (No. 333-01583) on Form S-8 of Mercury General Corporation of our report dated January 31, 2003, with respect to the consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2002, and all related financial statement schedules, which report appears in the December 31, 2002, annual report on Form 10-K of Mercury General Corporation.

Los Angeles, California

March 7, 2003